Exhibit 99.1

HEXO Launches Five New Cannabis Strains Under Market-Leading Redecan and Original Stash Brands

New TnT strains expand HEXO's top-selling portfolio and are crafted to create a fulsome sensory experience for the consumer

GATINEAU, Quebec--(BUSINESS WIRE)--January 9, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company”), a leading producer of high-quality cannabis products, is pleased to announce the launch of its new TnT Cannabis strains under the Redecan and Original Stash Brands labels across Canada. The new strains further expand HEXO’s top-selling product portfolio and are available on retailer shelves now.

The launch includes three new products from HEXO’s popular Redecan line and two new strains under the Original Stash Brand.

Redecan’s hang-dried and hand-trimmed cannabis features a trailblazing THC range of 23 to 35 per cent and high terpene profiles tailored for creativity, excitement and to help unwind. The new TnT cannabis strains will feature extremely dense buds covered in trichomes:

  Sex Panther (flower), an Indica hybrid strain, has a powerful effervescent cake flavour.
  Violet Fog (flower), a purple reign Indica strain, from the Grape Gasoline and Khalifa Mints Strains features robust fruity and sour notes.
  Animal Rntz (flower), a combination of Canada’s popular Animal Cookie and California’s RNTZ strains, has a fruity tartness along with a sweet and sour aroma, highlighted by astounding levels of limonene and caryophyllene terpenes.

HEXO’s Master Growers have spent the past two years optimizing cannabis genetics and cultivation techniques on their proprietary Indica and Sativa cannabis strains to maximize terpenes and THC percentages for the Canadian market.

“Less than 0.5% of all cannabis strains we evaluated passed HEXO’s internal criteria to be included in Redecan’s new TnT series,” said Rick Redekop, Master Grower at HEXO and Co-Founder of Redecan. “While the Canadian market has been heavily focused on THC percentages, we’ve found that properly balanced terpenes dramatically increase the cannabis experience - from the initial smell upon opening the jar to allowing the cannabis components to interact within the body, as well as the aftertaste. Our new premium strains are packed with aroma and flavour and offer a clean, consistent consumer experience.”

The new strains added to the Original Stash Brand line-up leverage Canada’s broadest Licensed Producer’s cultivation capabilities and include:

  Atomik Sour Haze (flower), Sativa strain features amazing fruity and sour notes.
  Ghost Gelato (flower), an Indica strain, bringing a funk smell reminiscent of old school marijuana.

“These strains embody all of the features that our Original Stash customers love - super dense buds, strong aroma and high THC percentages,” said Brad Carter, Master Grower at HEXO’s Masson, Quebec facility. “We’ve also been working on additional Sativa and Indica strains for summer 2023, that are specifically tailored to consumer preferences and provide the premium cannabis experience our customers have come to expect.”

“These new products not only exceed our best-in-class quality standards, but they also appeal to a wide range of customer tastes and preferred cannabis experiences,” said Charlie Bowman, President and CEO of HEXO. “We’ve partnered with some of the most talented growers in the industry, who have an unparalleled understanding of how to grow high-quality cannabis on a large scale, and we’re seeing the results in these new strains. The new line reinforces our commitment to delivering premium products by balancing THC levels with CBD, terpene levels and flavonoids.”

About HEXO Corp.

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada and Israel. HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

Contacts

For HEXO media or investor inquiries:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com